Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in Thousands)

	2004 (As Restated)	2003 (As Restated)	2002 (As Restated)	2001 (As Restated)	2000 (As Restated)
EARNINGS:
Income (loss) before income taxes and minority interest	$194,825	$94,836	$(13,666)	$330,941	$372,924
Add (deduct):
Earnings on equity method investments	(63,758)	(51,088)	(42,192)	(42,586)	(40,499)
Distributions from unconsolidated entities	46,530	44,833	28,881	14,813	20,582
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(11,668)	(13,859)	(16,649)	(10,388)	(7,909)
	165,929	74,722	(43,626)	292,780	345,098
Add fixed charges:
Consolidated interest expense	86,241	64,607	47,878	35,164	36,608
Interest portion (1/3) of consolidated rent expense	24,448	21,051	16,582	13,824	11,170
	$276,618	$160,380	$20,834	$341,768	$392,876
FIXED CHARGES:
Consolidated interest expense	$86,241	$64,607	$47,878	$35,164	$36,608
Interest portion (1/3) of consolidated rent expense	24,448	21,051	16,582	13,824	11,170
	$110,689	$85,658	$64,460	$48,988	$47,778
RATIO OF EARNINGS TO FIXED CHARGES	2.50	1.87	— (a)	6.98	8.22
Tax-effected preferred dividends	$—	$25	$70	$124	$121
Fixed charges	110,689	85,658	64,460	48,988	47,778
Fixed charges and preferred dividends	$110,689	$85,683	$64,530	$49,112	$47,899
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.50	1.87	— (a)	6.96	8.20

(a)                                  Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $43.6 million and fixed charges and preferred dividends by $43.7 million. In the year ended December 31, 2002, U.S. Cellular recognized a pre-tax loss on marketable securities and other investments of $295.5 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-down of other assets.